# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Merchants Bancorp, CIK 0001629019
CUSIP: 58844R108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 410 Monon Boulevard, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 02/26/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-18-008098
Filed by CIK 0001718348

## Reporting persons
- Michael F. Petrie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 12,575,375; sole dispositive power 0; shared dispositive power 12,575,375; aggregate amount beneficially owned 12,575,375 (27.4% of the class)
- Jody J. Petrie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 12,575,375; sole dispositive power 0; shared dispositive power 12,575,375; aggregate amount beneficially owned 12,575,375 (27.4% of the class)
- Emily J. Pell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,018,399; shared voting power 746,709; sole dispositive power 2,018,399; shared dispositive power 746,709; aggregate amount beneficially owned 2,765,108 (6% of the class)
- The Emily J. Petrie Irrevocable Trust - 2010: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,611,424; shared voting power 0; sole dispositive power 2,611,424; shared dispositive power 0; aggregate amount beneficially owned 2,611,424 (5.7% of the class)
- The Julia L. Petrie Irrevocable Trust - 2010: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,410,152; shared voting power 0; sole dispositive power 2,410,152; shared dispositive power 0; aggregate amount beneficially owned 2,410,152 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Merchants Bancorp
Address of issuer's principal executive offices: 410 Monon Boulevard, Carmel, IN 46032

## Item 2. Person Filing
Name of person filing:
Michael F. Petrie
Jody J. Petrie
The Emily J. Petrie Irrevocable Trust - 2010
The Julia L. Petrie Irrevocable Trust - 2010
Emily J. Pell

Michael F. Petrie, Jody J. Petrie, The Emily J. Petrie Irrevocable Trust - 2010, The Julia L. Petrie Irrevocable Trust - 2010, and Emily J. Pell have entered into a Joint Filing Agreement pursuant to which they have agreed to file this Schedule 13G Amendment jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: 410 Monon Boulevard, Carmel, IN 46032
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned:
Michael F. Petrie - 12,575,375
Jody J. Petrie - 12,575,375
Emily J. Pell - 2,765,108
The Emily J. Petrie Irrevocable Trust - 2010 - 2,611,424
The Julia L. Petrie Irrevocable Trust - 2010 - 2,410,152
Percent of class:
27.4%
27.4%
6.0%
5.7%
5.3%
Sole power to vote or to direct the vote:
0
0
2,018,399
2,611,424
2,410,152
Shared power to vote or to direct the vote:
12,575,375
12,575,375
746,709
0
0
Sole power to dispose or to direct the disposition:
0
0
2,018,399
2,611,424
2,410,152
Shared power to dispose or to direct the disposition:
12,575,375
12,575,375
746,709
0
0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael F. Petrie: /s/ Michael F. Petrie, Michael F. Petrie (04/06/2026)
- Jody J. Petrie: /s/ Jody J. Petrie, Jody J. Petrie (04/06/2026)
- Emily J. Pell: /s/ Emily J. Pell, Emily J. Pell (04/06/2026)
- The Emily J. Petrie Irrevocable Trust - 2010: /s/ Jody J. Petrie, Jody J. Petrie, Trustee (04/06/2026)
- The Julia L. Petrie Irrevocable Trust - 2010: /s/ Jody J. Petrie, Jody J. Petrie, Trustee (04/06/2026)